UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 1, 2022

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

On November 1, 2022, Hightimes Holding Corp., a Delaware corporation (“HTHC” or “Hightimes”), and HT Red LLC, a Delaware limited liability company and wholly-owned subsidiary of Hightimes (the “Buyer”), entered into a series of transactions, effective as of November 1, 2022, to acquire certain affiliates of MXY Holdings Inc., a Delaware corporation (“MXY Holdings”), an entity engaged in cultivating, producing, manufacturing, distributing and selling cannabis products in the State of California.

HTHC, Buyer and Anacapa CA LLC, a California limited liability company and an indirect, wholly-owned subsidiary of MXY Holdings (“Anacapa”), entered into: (i) a separate Membership Interest Purchase Agreement (the “Pure CA MIPA”), dated November 1, 2022, with respect to the purchase of 100% of the membership interests in Pure CA, LLC, a California limited liability company (“Pure CA”), by the Buyer; and (ii) a separate Membership Interest Purchase Agreement (the “Calaveras MIPA”), dated November 1, 2022, with respect to the purchase of 100% of the membership interests in Pure Calaveras, LLC, a California limited liability company (“Calaveras”), by the Buyer.

HTHC, Buyer and MXY Ancillary Holdings, LLC, a Nevada limited liability company and a wholly-owned subsidiary of MXY Holdings (“MXY Ancillary”), entered into a separate Membership Interest Purchase Agreement (the “MXY MIPA”), dated November 1, 2022, with respect to the purchase of 100% of the membership interests in MXY Property Holdings, LLC, a Nevada limited liability company (“MXY”), by the Buyer.

HTHC, Buyer, Anacapa and MXY License Holdings, LLC, a California limited liability company and a wholly-owned subsidiary of MXY Holdings (“MXY License”) entered into a separate Membership Interest Purchase Agreement (the “Sapphire MIPA”), dated November 1, 2022, with respect to the purchase of 100% of the membership interests in Sapphire Enterprises LLC, a California limited liability company (“Sapphire”), by the Buyer.

Each of MXY Holdings, Anacapa, MXY Ancillary and MXY License is sometimes referred to herein individually as “Seller” and collectively, the “Sellers” and the Sellers, together with HTHC and the Buyer are individually referred to as a “Party” or, collectively, the “Parties.” The Pure CA MIPA, the Calaveras MIPA, the MXY MIPA and the Sapphire MIPA are collectively referred to as the “Purchase Agreements” and are attached hereto as Exhibits 6.1, Exhibit 6.2, Exhibit 6.3 and Exhibit 6.4, respectively.

In addition, Hightimes entered into separate management services agreement with each of Pure CA, MXY, Sapphire and Calaveras (the “Management Services Agreements”) under which Hightimes agreed to manage the businesses of each of Pure CA, Calaveras, MXY and Sapphire pending the final closing of the transactions contemplated by the Purchase Agreements and upon receipt of regulatory approvals. Pursuant to the Management Services Agreements, Hightimes will pay all of the expenses of such entities. In consideration of such services, Hightimes will receive all of the revenues and profits, if any, from such businesses during the term of such Management Services Agreements. Such Management Services Agreements are attached hereto as Exhibit 6.5, Exhibit 6.6, Exhibit 6.7 and Exhibit 6.8.

Seven Ten Holdings, LLC, a Nevada limited liability company (“Seven Ten”), entered into a 99-year brand licensing agreement (“License Agreement”) with Pure CA, attached hereto as Exhibit 6.9, under which Seven Ten licensed to Pure CA the exclusive right to use the “Moxie,” “MX’ and “NowHigh” brands in California for cannabis flower, edibles and concentrates.

In addition, the Company entered into letter agreements with each of Anacapa (two separate letter agreements), MXY Ancillary and MXY Holdings, dated November 1, 2022, pursuant to which after the first Closing the Company agreed to indemnify and hold harmless against any and all losses each of (i) Anacapa and Pure CA, (ii) Anacapa and Calaveras, (iii) MXY Ancillary and MXY and (iv) Anacapa, MXY Holdings and Sapphire. The letter agreements between Hightimes and the companies are attached hereto as Exhibit 6.14, Exhibit 6.15, Exhibit 6.16, and Exhibit 6.17 (the “Letter Agreements”).

Each of the Sellers entered into a lockup agreement with HTHC pursuant to which they each agreed not to publicly sell any of the above Equity Consideration following the first date on which HTHC Common Stock begins trading on the OTCQX Market or any other securities exchange for a period of (i) 12 months with respect to the first 25% of the Equity Consideration, (ii) 18 months with respect to the second 25% of the Equity Consideration, and (iii) 24 months for the remaining 50% of the Equity Consideration, as defined in the lockup agreement (“Lockup Agreement”), the form of which is attached hereto as Exhibit 3.1.

The Purchase Agreements, the Management Services Agreements, the License Agreement, the Letter Agreements and the Lockup Agreement are collectively referred to as the “Transaction Agreements.”

Pursuant to the Pure CA MIPA, HTHC agreed to deliver to Anacapa a total of 609,090 shares (the “Pure CA Equity Consideration”) of Hightimes Class A Common Stock, par value $0.001 per share (“HTHC Common Stock”) into escrow with the Escrow Agent referred to below, and Anacapa has agreed to deliver a Membership Interest Assignment (the “Pure CA Interest Assignment”) with respect to 100% of the membership interests in Pure CA into escrow with the Escrow Agent, in each case pending the Closing (as defined below) under the Pure CA MIPA. The form of Pure CA Interest Assignment is attached hereto as Exhibit 6.10.

Pursuant to the Calaveras MIPA, HTHC has agreed to deliver to Anacapa a total of 27,272 shares (the “Calaveras Equity Consideration”) of HTHC Common Stock into escrow with the Escrow Agent, and Anacapa has agreed to deliver a Membership Interest Assignment with respect to 100% of the membership interests in Calaveras (the “Calaveras Interest Assignment”) into escrow with the Escrow Agent, in each case pending the Closing under the Calaveras MIPA. The form of Calaveras Interest Assignment is attached hereto as Exhibit 6.11.

Pursuant to the MXY MIPA, HTHC has agreed to deliver to MXY Ancillary a total of 363,636 shares (the “MXY Equity Consideration”) of HTHC Common Stock into escrow with the Escrow Agent, and MXY Ancillary has agreed to deliver a Membership Interest Assignment with respect to 100% of the membership interests in MXY (the “MXY Interest Assignment”) into escrow with the Escrow Agent, in each case pending the final closing under the MXY MIPA. The form of MXY Interest Assignment is attached hereto as Exhibit 6.12.

Pursuant to the Sapphire MIPA, HTHC has agreed to deliver to Anacapa and MXY License a total of 272,727 shares (the “Sapphire Equity Consideration”) of HTHC Common Stock into escrow with the Escrow Agent, and Anacapa and MXY License has agreed to deliver a Membership Interest Assignment with respect to 84.075% of the membership interests in Sapphire collectively held by Anacapa and MXY License (the “Sapphire Interest Assignment”) into escrow with the Escrow Agent, in each case pending the Second Closing under the Sapphire MIPA. The form of Sapphire Interest Assignment is attached hereto as Exhibit 6.13. At the final closing under the Sapphire MIPA, Anacapa and MXY License will cause the remaining 15.925% of the membership interests in Sapphire to be transferred to the Buyer pursuant to certain drag along rights under the operating agreement of Sapphire.

Pursuant to the License Agreement, HTHC has agreed to deliver to Seven Ten 90,909 shares (the “License Equity Consideration”) of HTHC Common Stock into escrow with the Escrow Agent pending the final closing under the Pure CA MIPA. See the Form of Escrow Agreement attached hereto as Exhibit 8.1.

The Transaction Agreements were executed effective as of November 1, 2022, at which time all of the above referenced Equity Consideration and Interest Assignments were delivered in escrow with SMB Law Group LLP, a Texas limited liability partnership, as escrow agent (the “Escrow Agent”), to hold in trust pending the final closing of the transactions contemplated by the Purchase Agreements. Subject to the parties obtaining all consents and regulatory approvals for the change of ownership of the dispensaries, including regulatory approvals from the California Bureau of Cannabis Control and the cities in which the acquired businesses are located (the “Governmental Approvals”), the final closing will be held (the “Closing”) at which time the escrowed documents and Equity Consideration will be released to the appropriate Parties. In the event and to the extent that any Governmental Approvals are not obtained for any one or more of the acquisitions under the above referenced Purchase Agreements by June 30, 2023, such Purchase Agreement shall be terminated and the Equity Consideration shall be returned to HTHC, the applicable Management Services Agreement shall be terminated, and the applicable Interest Assignment(s) returned to the applicable Seller.

The foregoing description of the terms of the Transaction Agreements do not purport to be complete and are qualified in their entirety by reference to such documents, which are filed herewith as Exhibit 3.1, Exhibit 6.1, Exhibit 6.2, Exhibit 6.3, Exhibit 6.4, Exhibit 6.5, Exhibit 6.6, Exhibit 6.7, Exhibit 6.8, Exhibit 6.9, Exhibit 6.10, Exhibit 6.8, Exhibit 6.9, Exhibit 6.10, Exhibit 6.11, Exhibit 6.12, Exhibit 6.13, Exhibit 6.14, Exhibit 6.15, Exhibit 6.16, Exhibit 6.17 and Exhibit 8.1, respectively, to this Current Report on Form 1-U and are incorporated herein by reference.

This Current Report contains forward-looking statements that involve risks and uncertainties, such as statements related to the amount of net proceeds expected from the Offering. The risks and uncertainties involved include various risks detailed in the Offering Circular on Form 1-A, Offering Circular Supplements and the Company’s other SEC filings.

On November 7, 2022, the Company issued a press release announcing the Company’s entry into the above Transaction Agreements. A copy of this press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	November 7. 2022

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description
Exhibit 3.1	Form of Lockup Agreement, dated November 1, 2022, between Hightimes Holding Corp. and MXY Holdings Inc.
Exhibit 6.1	Pure CA Membership Interest Purchase Agreement, dated November 1, 2022, between Hightimes Holding Corp., HT Red LLC and Anacapa CA LLC, HT Red LLC.
Exhibit 6.2	Calaveras Membership Interest Purchase Agreement, dated November 1, 2022, between Hightimes Holding Corp, HT Red LLLC and Anacapa CA LLC.
Exhibit 6.3	MXY Membership Interest Purchase Agreement, dated November 1, 2022, between Hightimes Holding Corp., HT Red LLC and MXY Ancillary Holdings LLC.
Exhibit 6.4	Sapphire Membership Interest Purchase Agreement, dated November 1, 2022, between Hightimes Holding Corp., HT Red LLC, Anacapa CA LLC and MXY License Holdings, LLC.
Exhibit 6.5	Pure CA Management Services Agreement, dated November 1, 2022, between Hightimes Holding Corp. and Pure CA LLC
Exhibit 6.6	Calaveras Management Services Agreement, dated November 1, 2022, between Hightimes Holding Corp. and Pure Calaveras LLC
Exhibit 6.7	MXY Management Services Agreement, dated November 1, 2022, between Hightimes Holding Corp. and MXY Property Holdings, LLC
Exhibit 6.8	Sapphire Management Services Agreement, dated November 1, 2022, between Hightimes Holding Corp. and Sapphire Enterprises, LLC
Exhibit 6.9	License To Use Brand Agreement, dated November 1, 2022, between Pure CA, LLC and Seven Ten Holdings, LLC
Exhibit 6.10	Form of Pure CA Interest Assignment between Anacapa CA LLC and HT Red LLC
Exhibit 6.11	Form of Calaveras Interest Assignment between Anacapa CA LLC and HT Red LLC
Exhibit 6.12	Form of MXY Interest Assignment between HT Red LLC and MXY Ancillary Holdings LLC
Exhibit 6.13	Form of Sapphire Interest Assignment between HT Red LLC and Anacapa CA LLC
Exhibit 6.14	Pure CA Letter Agreement, dated November 1, 2022, between Hightimes Holding Corp., HT Red LLC and Anacapa CA LLC
Exhibit 6.15	Calaveras Letter Agreement, dated November 1, 2022, between Hightimes Holding Corp., HT Red LLC and Anacapa CA LLC
Exhibit 6.16	MXY Letter Agreement, dated November 1, 2022, between Hightimes Holding Corp., HT Red LLC and MXY Ancillary Holdings LLC
Exhibit 6.17	Sapphire Letter Agreement, dated November 1, 2022, between Hightimes Holding Corp., HT Red LLC, Anacapa CA LLC and MXY Holdings Inc.
Exhibit 8.1	Form of Escrow Agreement, dated November 1, 2022, between Hightimes Holding Corp., HT Red LLC, MXY Holdings Inc., Anacapa CA LLC, MXY Ancillary Holdings, LLC, MXY License Holdings, LLC and SMB Law
Exhibit 99.1	Moxie Press Release, dated November 7, 2022